EXHIBIT 12

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	March 31
	2009	2008
	(Amounts in millions)
Excluding Interest on Deposits
Income before income taxes	$392	$495
Fixed charges excluding preferred stock dividends	221	277

Income for computation excluding interest on deposits	613	772

Interest expense excluding interest on deposits	204	262
One-third of rent expense	17	15
Preferred stock dividends	51	—

Fixed charges including preferred stock dividends	272	277

Ratio of earnings to fixed charges, excluding interest on deposits	2.25	2.78

Including Interest on Deposits
Income before income taxes	$392	$495
Fixed charges excluding preferred stock dividends	587	780

Income for computation including interest on deposits	979	1,275

Interest expense including interest on deposits	570	765
One-third of rent expense	17	15
Preferred stock dividends	51	—

Fixed charges including preferred stock dividends	638	780

Ratio of earnings to fixed charges, including interest on deposits	1.53	1.63

(1)

For purposes of this computation, the recognized interest related to uncertain tax positions for the three months ended March 31, 2009 and 2008 of approximately $0 and $2 million, respectively, was excluded.